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SECURITIES AN
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12012485

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

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SEC FILE NUMBER
8- 50125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** MM/DD/YY

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

Odd Lot Bonds, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

851 NE 29th Avenue Suite 721
(No. and Street)

Aventura (City) **FL** (State) **33180** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

'ayne Yagman **(786)-787-0370**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

.ayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

75 N. Military Trail, Fifth Floor (Address) **Boca Raton** (City) **FL** (State) **33486** (Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

EC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

4/3
KW

OATH OR AFFIRMATION

I, Wayne Yagman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odd Lot Bonds, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELALIE REGIS
MY COMMISSION # EE 004529
EXPIRES: June 28, 2014
Bonded Thru Notary Public Underwriters

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

We have audited the accompanying statement of financial condition of Odd Lot Bonds, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odd Lot Bonds, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 28, 2012

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

ODD LOT BONDS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	18,080
Restricted cash		50,000
Receivable from broker-dealers and clearing organizations		15,593
Due from stockholder		265,394
Marketable securities, at market value		123,218
Furniture and office equipment, at cost Less: accumulated depreciation of $11,231		565
Other assets		17,489
	$	490,339

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	26,153
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per Share; authorized 1,000,000 shares; issued 216,700 shares		2,167
Additional paid-in capital		253,509
Retained earnings		208,510
TOTAL STOCKHOLDER'S EQUITY		464,186
	$	490,339

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF INCOME

Year Ended December 31, 2011

REVENUE		
Trading and commission income	$	631,473
Other income		43
Interest income		8,763
TOTAL REVENUE		640,279
EXPENSES		
Employee compensation and benefits		209,767
Clearance fees		72,817
Commission expense		52,032
Communications and data processing		32,729
Occupancy		23,834
Other		110,365
TOTAL EXPENSES		501,544
NET INCOME	$	138,735

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2011	$ 2,167	$ 253,509	$ 69,775	$ 325,451
Net income	-	-	138,735	138,735
Balance, December 31, 2011	$ 2,167	$ 253,509	$ 208,510	$ 464,186

See Notes to Financial Statements

ODD LOT BONDS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	138,735
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		277
Changes in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		(30,493)
Marketable securities		(30,329)
Accounts payable and accrued liabilities		3,629
NET CASH FLOWS FROM OPERATING ACTIVITIES		81,819
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to stockholder		(125,078)
NET (DECREASE) IN CASH		(43,259)
CASH AT BEGINNING OF YEAR		61,339
CASH AT END OF YEAR	$	18,080
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	1,422

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and summary of significant accounting policies

Nature of business

Odd Lot Bonds, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated February 10, 1997.

Summary of significant accounting policies

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Clearing expenses - Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable securities - Marketable securities are valued at fair value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in Trading and Commission Income on the Statement of Income.

Income taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2008.

Furniture and office equipment - Furniture and office equipment is stated at cost.

Depreciation is computed primarily on an accelerated basis over the estimated useful lives of the respective assets, generally three to seven years.

(1) Nature of business and summary of significant accounting policies (continued)

Summary of significant accounting policies (continued)

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2011.

Restricted cash - Restricted cash consists of $50,000 on deposit with RBC Dain pursuant to the Company's clearing agreement. As long as the Company continues to use the clearing and execution services of RBC Dain, the Company is required to maintain this restricted fund on deposit.

New accounting pronouncements -

Fair Value Disclosures - In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs") ("ASU 2011-04"). ASU 2011-04 attempts to improve the comparability of fair value measurements disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Amendments in ASU 2011- 04 clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures. ASU 2011-04 is effective for the Company's fiscal year 2012 and will be applied on a prospective basis. The Company does not believe that the adoption of ASU 2011-04 will have a material effect on the Company's financial statements.

(2) Fair value of financial instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

(2) **Fair value of financial instruments (continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. government bonds and non-convertible debt securities are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction.

(2) Fair value of financial instruments (continued)

The following table summarizes the composition and fair value hierarchy of the Company's financial assets and liabilities as of December 31, 2011:

	Level 1	Level 2	Level 3
Assets:			
U.S. government bonds	$ -	$ 109,650	$ -
Non-convertible corporate debt securities	-	13,568	-
Total:	$ -	$ 123,218	$ -

(3) Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2011, consist of interest and trade income receivable of $15,593.

The Company clears all of its proprietary transactions through RBC Dain on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions. Any amounts due to broker-dealers ($7,383 at December 31, 2011) are included in accounts payable and accrued liabilities and are normally collateralized by securities owned by the Company.

(4) Marketable securities

Marketable securities consisted of U.S. government bonds and non-convertible corporate debt securities totaling $123,218 as of December 31, 2011.

(5) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $100,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Cash and securities held by these financial institutions did not exceed FDIC or SIPC limits at December 31, 2011.

(6) Contractual commitments

In July 2011, the Company extended its existing office lease through June 30, 2012, with monthly rent payments of approximately $1,800, including common area maintenance ("CAM") fees. Total occupancy expense for the year ended December 31, 2011 was $23,834.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $174,399, which was $74,399 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

(8) Due from stockholder

Amounts due from stockholder totaled $265,394 as of December 31, 2011 and represent advances to the Company's sole stockholder. This amount is non-interest bearing, with no specific repayment terms and is due on demand.

(9) Profit sharing plan

The Company has a noncontributory profit sharing plan covering substantially all employees. The Company may contribute amounts, as determined by the Board of Directors, that are not in excess of the maximum deduction allowable for income tax. The Company made no contributions to the plan for the year ended December 31, 2011.

(10) Subsequent events

The Company has evaluated subsequent events through February 28, 2012, the date which the financial statements were available to be issued.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

We have audited the accompanying financial statements of Odd Lot Bonds, Inc. as of and for the year ended December 31, 2011, and have issued our report as appears on page 1, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12 and 13 is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 28, 2012

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

ODD LOT BONDS, INC.

COMPUTATION OF AGGREGATE INDEBETDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2011

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 26,153
NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ 464,186
Deductions:	
Nonallowable assets	
Petty cash	300
Due from stockholder	265,394
Furniture and office equipment, net	565
Other assets	17,489
TOTAL NONALLOWABLE ASSETS	283,748
Net capital before haircuts on securities positions	180,438
HAIRCUTS ON SECURITIES POSITIONS:	
Obligations of U.S. government bonds	4,964
Obligations of non-convertible corporate debt securities	1,075
	6,039
NET CAPITAL	$ 174,399
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum required net capital	$ 100,000
Excess net capital	$ 74,399
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum required net capital	$ 54,399
Ratio of aggregate indebtedness to net capital	0.15

ODD LOT BONDS, INC.

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

December 31, 2011

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011).

Net capital, as reported in company's Part II (unaudited) FOCUS Report	$	120,522
Adjustment to marketable securities		(12,320)
Adjustments to accounts payable and accrued liabilities		64,349
Adjustment to haircut of non-convertible corporate debt securities		1,848
Net capital per above	$	174,399

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2011 to December 31, 2011, there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c-3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

In planning and performing our audit of the financial statements of Odd Lot Bonds, Inc. Broker Dealer (the Company), as of and for the year ended December 31, 2011, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 20xx, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 28, 2012

© Copyright 2011. Mayer Hoffman McCann P.C. All rights reserved.

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep™



ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2011

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

ODD LOT BONDS, INC.

FINANCIAL STATEMENTS

December 31, 2011



ODD LOT BONDS, INC.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation

December 31, 2011

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

ODD LOT BONDS, INC.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation

December 31, 2011

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Goldstein Lewin Division

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Odd Lot Bonds, Inc.
Aventura, Florida

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Odd Lot Bonds, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

1675 N. Military Trail, Fifth Floor
Boca Raton, Florida 33486
Ph: 561.994.5050 Fx: 561.241.0071
www.mhm-pc.com

1 East Broward Blvd., Suite 700
Ft. Lauderdale, Florida 33301
Ph: 954.429.8555
(Send reply to Boca office)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such of an opinion. Had we performed additional procedures, other matters might have some to our attention that would have been reported to you.

This report was intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 28, 2012

© Copyright 2011. Mayer Hoffman McCann P.C. All rights reserved.

MHM
Mayer
Hoffman
McCann P.C.
®
An Independent CPA Firm
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